U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                       SEC FILE NUMBER
                                                          000-31189
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                                                        CUSIP NUMBER
                                                        895798 10 9
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                                  (Check One):


    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR
                   [ ] Form 10-KSB

                       For the Period Ended: June 30, 2002

                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                           For the Transition Period Ended:  ______________

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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I--Registration Information

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         Full Name of Registrant: Triad Innovations, Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                             Triad Innovations, Inc.
                                835 Golden Avenue
                           Battle Creek Michigan 49015
                          (City, Country and Zip Code)

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Part II--Rules 12b-25 (b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

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State below in reasonable detail the reasons why the Form 10-KSB,  11-K, 10-QSB,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The registrant is unable to complete the Form 10-QSB for filing by the prescribed due date. Among the reasons for this delay is the change in the Company's procedures for the preparation and internal approval of the SEC filings in order to provide the Company's Chief Executive Officer and Chief Financial Officer with the appropriate support for their respective Section 906 certificates, which are required by the Sarbanes-Oxley Act. The registrant intends to file its Form 10-QSB within the prescribed period allowed by the rules relating to Form 12b-25.

Part IV--Other Information

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         (1) Name and  telephone  number of person to  contact in regard to this notification

                     Terry Humphry                    972-596-3955
                         (Name)                    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X]  Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes    [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Attachment IV


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                             Triad Innovations, Inc.
                  (Name of Registrant as specified in charter)

         The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 14, 2002                    By:  /s/Terry Humphry
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                                             Terry Humphry
                                             President




INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



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                                  ATTACHMENT IV

         The following is a discussion of the estimated results of operations for the Triad Innovations, Inc. for three months ended June 30, 2002 compared with the three months ended June 30, 2001. Our financial statements for the quarter ended June 30, 2002 have not been completed and, therefore, theses numbers are subject to change and are being provided at this time in advance of the completion of such financial statements to comply with the requirements of Form 12b-25.

         Revenues

         The Company did not have any revenues in either period.

         Expenses

         General and administrative expenses for the three months ended June 30, 2002 increased to $222,972 from $17,631 for the three months ended June 30, 2001. Total expenses and net loss from operations for the three months ended June 30, 2002 increased to $224,236 from $18,016 for the three months ended June 30, 2001.

         Other Income and Expense

         Interest expenses for the three months ended June 30, 2002 were $6,009 compared to $131 for the three months ended June 30, 2001.

         Net loss

         The net loss for the three months ended June 30, 2002 was $230,245 compared to $18,147 for the three months ended June 30, 2001.